February 28, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Credit Income Fund (the “Fund”)
(File Nos. 333-215074 and 811-23221)

Dear Mr. Be:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“Staff”) that you provided by telephone on February 7, 2025 regarding the Fund’s post-effective amendment No. 13 to its registration statement on Form N-2, which was filed with the Securities and Exchange Commission (“SEC”) on December 23, 2024.

For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Fund’s response.

1.	Comment: The Staff notes that there is a shareholder fee table between footnotes 4 and 5 to the Fee Table that illustrates fees and expenses without the Fund’s use of leverage. Please supplementally explain the purpose and Form N-2 basis for this table.

Response: The Fund respectfully submits that it believes that including the fee table without the use of leverage is helpful to investors because it shows the impact of leverage on the overall fees and expenses of the Fund. The Fund is not aware of any N-2 requirement that would prohibit the inclusion of this information in the Fund’s prospectus.

2.	Comment: The Staff notes that with respect to footnote 9 to the Fee Table, the management fee waiver does not appear to extend for one year from the effective date of the registration statement. Please remove its effect from the table or explain why the explanation is appropriate.

Response: The Registrant confirms that the effects of the management fee waiver are not reflected in the Fee Table. Disclosure clarifying that such effects are not reflected in the Fee Table has been added to the footnotes.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1107.

Very truly yours,

/s/ David L. Williams
David L. Williams
Faegre Drinker Biddle & Reath LLP

2